Trust for Advised Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

February 27, 2015

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:          Trust for Advised Portfolios (the “Trust”)
File Nos.: 333-108394 and 811-21422
Longbow Long/Short Energy Infrastructure Fund (S000046895)

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “1933 Act”), the Trust hereby requests that Post-Effective Amendment No. 31 under the 1933 Act, Amendment No. 32 under the Investment Company Act of 1940, to the Registration Statement on Form N-1A, which was filed as EDGAR submission type 485APOS with the U.S. Securities and Exchange Commission on July 23, 2014 (Accession No. 0000894189-14-003258) to register shares of a new series, Longbow Long/Short Energy Infrastructure Fund (“PEA 31”), be withdrawn.  The Trust also filed Post-Effective Amendment Nos. 38, 43, 52, 54, 57 and 62 for the sole purpose of extending the original effective date of PEA No. 31.

The Trust is requesting that PEA 31 be withdrawn as it no longer intends to offer these securities.  No securities have been sold in connection with PEA 31.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (414) 765-6609.

Sincerely,

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary
Trust for Advised Portfolios